UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Tricida, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89610F101

(CUSIP Number)

Sibling Capital Ventures LLC

c/o Brian Isern

2033 6th Ave, Suite 330

Seattle, WA 98121

Tel: (504) 715-8335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 702,411 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 702,411 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,411 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-A L.P. is a direct beneficial owner of 702,411 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-A L.P., Sibling Capital Ventures LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,223,350 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,223,350 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,223,350 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-B L.P. is a direct beneficial owner of 2,223,350 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-B L.P., Sibling Capital Ventures II LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,575,195 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,575,195 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,195 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-C L.P. is a direct beneficial owner of 1,575,195 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-C L.P., Sibling Capital Ventures III LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 599,379 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 599,379 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,379 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-D L.P. is a direct beneficial owner of 599,379 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-D L.P., Sibling Capital Ventures IV LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 702,411
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 702,411
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 702,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,223,350
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,223,350
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,223,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-C L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,575,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,575,195
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,575,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-D L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 599,379
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 599,379
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 463,158 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 463,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,158 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Insiders Fund II L.P. is a direct beneficial owner of 463,158 shares of Common Stock. As the sole general partner of Sibling Insiders Fund II L.P., Sibling Insiders II LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS FUND II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 463,158
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 463,158
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS BRIAN M. ISERN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,563,493 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,563,493 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,563,493 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (2)
14	TYPE OF REPORTING PERSON IN

(1)	As sole manager of Sibling Capital Ventures LLC, Sibling Capital Ventures II LLC, Sibling Capital Ventures III LLC, Sibling Capital Ventures IV LLC and Sibling Insiders II LLC, Brian M. Isern may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling Capital Fund II-A L.P., Sibling Capital Fund II-B L.P., Sibling Capital Fund II-C L.P., Sibling Capital Fund II-D L.P. and Sibling Insiders Fund II L.P.
(2)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

Explanatory Note

This Amendment No. 5 hereby amends the Schedule 13D first filed by the Reporting Persons (as defined below) on July 12, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on April 11, 2019, Amendment No. 2 to the Schedule 13D filed on November 27, 2019, Amendment No. 3 to the Schedule 13D filed on November 23, 2021, and Amendment No. 4 to the Schedule 13D filed on March 24, 2022 (as amended, the “Statement”).  The securities to which the Statement relates are the shares of common stock, par value $0.001 per share (the “Common Stock”), of Tricida, Inc., a Delaware corporation (the “Issuer”). Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 5 shall have the meaning ascribed to such term in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Amendment No. 5 is being filed jointly by:

(i)	Sibling Capital Ventures LLC, a Delaware limited liability company (“SCV”)
(ii)	Sibling Capital Ventures II LLC, a Delaware limited liability company (“SCV II”)
(iii)	Sibling Capital Ventures III LLC, a Delaware limited liability company (“SCV III”)
(iv)	Sibling Capital Ventures IV LLC, a Delaware limited liability company (“SCV IV”)
(v)	Sibling Capital Fund II-A L.P., a Delaware limited partnership (“Sibling A”)
(vi)	Sibling Capital Fund II-B L.P., a Delaware limited partnership (“Sibling B”)
(vii)	Sibling Capital Fund II-C L.P., a Delaware limited partnership (“Sibling C”)
(viii)	Sibling Capital Fund II-D L.P., a Delaware limited partnership (“Sibling D”)
(ix)	Sibling Insiders II LLC, a Delaware limited liability company (“Sibling Insiders LLC”)
(x)	Sibling Insiders Fund II L.P., a Delaware limited partnership (“Sibling Insiders Fund”)
(xi)	Brian M. Isern, a United States citizen (“Mr. Isern”)

The General Partners, the Funds and Mr. Isern are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”

The Reporting Persons, may be deemed part of a group within the meaning of Section 13(d) of the Act. Accordingly, such group may be deemed to collectively beneficially own 5,563,493 shares of Common Stock, representing approximately 9.99% of the Common Stock outstanding as of August 4, 2022. The filing of this Amendment No. 5 shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each Reporting Person is 2033 6th Ave, Suite 330, Seattle, WA 98121.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons are as follows:

Sibling Capital Ventures LLC

Amount beneficially owned:	702,411	(1)
Percent of class:	1.3%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	702,411	(1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	702,411	(1)

Sibling Capital Ventures II LLC

Amount beneficially owned:	2,223,350	(2)
Percent of class:	4.0%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	2,223,350	(2)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	2,223,350	(2)

Sibling Capital Ventures III LLC

Amount beneficially owned:	1,575,195	(3)
Percent of class:	2.8%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,575,195	(3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,575,195	(3)

Sibling Capital Ventures IV LLC

Amount beneficially owned:	599,379	(4)
Percent of class:	1.1%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	599,379	(4)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	599,379	(4)

Sibling Capital Fund II-A L.P.

Amount beneficially owned:	702,411
Percent of class:	1.3%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	702,411
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	702,411
Shared power to dispose or direct the disposition of:	0

Sibling Capital Fund II-B L.P.

Amount beneficially owned:	2,223,350
Percent of class:	4.0%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	2,223,350
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	2,223,350
Shared power to dispose or direct the disposition of:	0

Sibling Capital Fund II-C L.P.

Amount beneficially owned:	1,575,195
Percent of class:	2.8%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	1,575,195
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	1,575,195
Shared power to dispose or direct the disposition of:	0

Sibling Capital Fund II-D L.P.

Amount beneficially owned:	599,379
Percent of class:	1.1%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	599,379
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	599,379
Shared power to dispose or direct the disposition of:	0

Sibling Insiders II LLC

Amount beneficially owned:	463,158	(5)
Percent of class:	0.8%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	463,158	(5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	463,158	(5)

Sibling Insiders Fund II L.P.

Amount beneficially owned:	463,158
Percent of class:	0.8%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	463,158
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	463,158
Shared power to dispose or direct the disposition of:	0

Brian M. Isern

Amount beneficially owned:	5,563,493	(6)
Percent of class:	10.0%	(7)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	5,563,493	(6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	5,563,493	(6)

(1)	Sibling A is a direct beneficial owner of 702,411 shares of Common Stock. As the sole general partner of Sibling A, SCV may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Sibling B is a direct beneficial owner of 2,223,350 shares of Common Stock. As the sole general partner of Sibling B, SCV II may be deemed to have shared voting and/or dispositive power with respect to such shares.
(3)	Sibling C is a direct beneficial owner of 1,575,195 shares of Common Stock. As the sole general partner of Sibling C, SCV III may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Sibling D is a direct beneficial owner of 599,379 shares of Common Stock. As the sole general partner of Sibling D, SCV IV may be deemed to have shared voting and/or dispositive power with respect to such shares.

(5)	Sibling Insiders Fund is a direct beneficial owner of 463,158 shares of Common Stock. As the sole general partner of Sibling Insiders Fund, Sibling Insiders LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(6)	As sole manager of SCV, SCV II, SCV III, SCV IV and Sibling Insiders LLC, Mr. Isern may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling A, Sibling B, Sibling C, Sibling D and Sibling Insiders Fund.
(7)	Based on 55,668,880 shares of Common Stock outstanding as of August 4, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

(c)

Annex A hereof sets forth the transactions by the Reporting Persons in the securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Amendment No. 5 and through and including the date hereof. Except as otherwise disclosed on Annex A, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Amendment No. 5 and through and including the date hereof.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Exhibit A of the Statement is replaced with the Amended and Restated Joint Filing Agreement, dated October 19, 2022, by and among the Reporting Persons, filed with this Amendment No. 5.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Amended and Restated Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2022

SIBLING CAPITAL VENTURES LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES III LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES IV LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

/s/ Brian M. Isern
Brian M. Isern, in his individual capacity

SIBLING CAPITAL FUND II-A L.P.

By:	Sibling Capital Ventures LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-B L.P.

By: Sibling Capital Ventures II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-C L.P.

By: Sibling Capital Ventures III LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-D L.P.

By: Sibling Capital Ventures IV LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS FUND II L.P.

By: Sibling Insiders II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

Annex A

Schedule of Transactions

Reporting Person	Transaction Date	Title of Security	Amount Sold	Price	Transaction Type
Sibling Capital Fund II-A L.P. (1)	8/15/2022	Common Stock	5,601	(4)	Open Market Sale
Sibling Capital Fund II-B L.P. (2)	8/15/2022	Common Stock	19,416	(4)	Open Market Sale
Sibling Capital Fund II-C L.P. (3)	8/15/2022	Common Stock	12,322	(4)	Open Market Sale
Sibling Capital Fund II-A L.P. (1)	8/16/2022	Common Stock	4,920	(5)	Open Market Sale
Sibling Capital Fund II-B L.P. (2)	8/16/2022	Common Stock	17,056	(5)	Open Market Sale
Sibling Capital Fund II-C L.P. (3)	8/16/2022	Common Stock	10,824	(5)	Open Market Sale
Sibling Capital Fund II-A L.P. (1)	9/30/2022	Common Stock	14,995	(6)	Open Market Sale
Sibling Capital Fund II-B L.P. (2)	9/30/2022	Common Stock	51,984	(6)	Open Market Sale
Sibling Capital Fund II-C L.P. (3)	9/30/2022	Common Stock	32,989	(6)	Open Market Sale
Sibling Capital Fund II-A L.P. (1)	10/3/2022	Common Stock	10,349	(7)	Open Market Sale
Sibling Capital Fund II-B L.P. (2)	10/3/2022	Common Stock	35,877	(7)	Open Market Sale
Sibling Capital Fund II-C L.P. (3)	10/3/2022	Common Stock	22,768	(7)	Open Market Sale
Sibling Capital Fund II-B L.P. (2)	10/11/2022	Common Stock	95,366	(8)	Open Market Sale
Sibling Capital Fund II-C L.P. (3)	10/11/2022	Common Stock	23,019	(8)	Open Market Sale
Sibling Capital Fund II-B L.P. (2)	10/12/2022	Common Stock	171,006	(9)	Open Market Sale
Sibling Capital Fund II-C L.P. (3)	10/12/2022	Common Stock	41,277	(9)	Open Market Sale
Sibling Capital Fund II-B L.P. (2)	10/13/2022	Common Stock	23,628	(10)	Open Market Sale
Sibling Capital Fund II-C L.P. (3)	10/13/2022	Common Stock	5,704	(10)	Open Market Sale

(1) The shares were sold by Sibling Capital Fund II-A L.P. (“Sibling A”). Sibling Capital Ventures LLC (“SCV”) is the sole general partner of Sibling A. As sole manager of SCV, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(2) The shares were sold by Sibling Capital Fund II-B L.P. (“Sibling B”). Sibling Capital Ventures II LLC (“SCV II”) is the sole general partner of Sibling B. As sole manager of SCV II, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(3) The shares were sold by Sibling Capital Fund II-C L.P. (“Sibling C”). Sibling Capital Ventures III LLC (“SCV III”) is the sole general partner of Sibling C. As sole manager of SCV III, Brian M. Isern may be deemed to be an indirect beneficial owner of such shares.

(4) These shares were sold in multiple transactions at prices ranging from $13.15 to $13.75, inclusive.

(5) These shares were sold in multiple transactions at prices ranging from $13.44 to $13.74, inclusive.

(6) These shares were sold in multiple transactions at prices ranging from $10.40 to $11.01, inclusive.

(7) These shares were sold in multiple transactions at prices ranging from $10.61 to $11.52, inclusive.

(8) These shares were sold in multiple transactions at prices ranging from $11.65 to $12.38, inclusive.

(9) These shares were sold in multiple transactions at prices ranging from $12.18 to $13.06, inclusive.

(10) These shares were sold in multiple transactions at prices ranging from $11.55 to $12.20, inclusive.

Exhibit A

AMENDED AND RESTATED JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below (the “Parties”) agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, Amendment No. 5, dated October 19, 2022 (and including any further amendments thereto, the “Statement”), with respect to the common stock, par value $0.001 per share, of Tricida, Inc., a Delaware corporation. This Amended and Restated Joint Filing Agreement shall be filed as an Exhibit to the Statement filed by the Parties.

SIBLING CAPITAL VENTURES LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES III LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES IV LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

/s/ Brian M. Isern
Brian M. Isern, in his individual capacity

SIBLING CAPITAL FUND II-A L.P.

By:	Sibling Capital Ventures LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-B L.P.

By: Sibling Capital Ventures II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-C L.P.

By: Sibling Capital Ventures III LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-D L.P.

By: Sibling Capital Ventures IV LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS FUND II L.P.

By: Sibling Insiders II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President